EXHIBIT 3.1
ARTICLES OF AMENDMENT TO THE
RESTATED ARTICLES OF INCORPORATION OF
FLOWERS FOODS, INC.
     In accordance with Section 14-2-1006 of the Georgia Business Corporation Code (the “Code”), Flowers Foods, Inc. (the “Company”), a corporation organized and existing under and by virtue of the Code, DOES HEREBY CERTIFY:
1.	The name of the Company is Flowers Foods, Inc.

2.	The first paragraph of Article I, Section 1 of the Company’s Restated Articles of Incorporation is hereby amended by being deleted in its entirety and by substituting in lieu thereof the following:
“SECTION 1. Authorized Capital Stock. The Corporation shall have the authority to issue not more than one hundred and twenty one million (121,000,000) shares of capital stock consisting of one hundred and twenty million (120,000,000) shares of Common Stock having a par value of $.01 per share, and one million (1,000,000) shares of Preferred Stock of which: (i) one hundred thousand (100,000) shares shall be designated Series A Junior Participating Preferred Stock, having a par value per share of $100 (the “Series A Preferred Stock”) and (ii) nine hundred thousand (900,000) shares of preferred stock, having a par value per share of $0.01 (the “Preferred Stock”) to be issued in one or more series, in the manner provided below.”
3.	The amendment was duly adopted on June 1, 2007, by the Company’s Board of Directors.

4.	The Board of Directors adopted the amendment without shareholder approval. Shareholder approval was not required to adopt the amendment pursuant to Section 14-2-1002(6) of the Code.
     IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by the undersigned duly authorized officer, this 5th day of June, 2007.

FLOWERS FOODS, INC.

By:	/s/ Stephen R. Avera

Name:	Stephen R. Avera
Title:	Senior Vice President, Secretary and General Counsel